Exhibit 99.2

For Immediate Release

For Details, Please Contact:

Ed Richardson

Chairman and Chief Exective Officer
Richardson Electronics, Ltd.

Phone: (630)208-2340
E-mail: info@rell.com

David DeNeve

Senior Vice President and Chief Financial Officer
Richardson Electronics, Ltd.

Richardson Electronics Appoints David DeNeve as Senior Vice President and Chief Financial Officer

LaFox, IL, Monday, June 20, 2005: Richardson Electronics, Ltd. (NASDAQ: RELL) today announced that it has appointed David DeNeve as Senior Vice President and Chief Financial Officer to lead the Company's global finance organization.

Prior to joining Richardson Electronics, Mr. DeNeve spent 10 years with Material Sciences Corporation where he held numerous management positions of increasing responsibility in finance and accounting, most recently as Vice President and Controller and Vice President, Finance from 2001 to 2004. Previously, Mr. DeNeve was Controller of Material Sciences Corporation from 1996-2001.

Edward J. Richardson, Chairman of the Board and Chief Executive Officer, stated, "We are pleased to have Dave join the Richardson management team. Dave's experience in dealing with change management will be a great asset to Richardson as we transition the Company's operations further towards engineered solutions."

Richardson Electronics' appointment of David DeNeve is effective immediately. Mr. DeNeve replaces Kelly Phillips in the role of Chief Financial Officer. Ms. Phillips will resume her former responsibilities as Corporate Controller.

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of "engineered solutions," serving the RF and wireless communications, industrial power conversion, security and display systems markets. The Company delivers engineered solutions for its customers' needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available on the World Wide Web at http://www.rell.com/investor.asp.